

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

March 8, 2010

Hugo Goldman, Chief Financial Officer
Retalix LTD
10 Zarhin Street
Ra'anana 43000, Israel

> **Re:** **Retalix LTD**
> **Form 20-F for Fiscal Year Ended December 31, 2008**
> **Filed June 22, 2009**
> **File No. 0-29742**

Dear Mr. Goldman:

We have reviewed your response letter dated January 27, 2010 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 30, 2009.

Item 5. Operating Financial Review and Prospects, page 44

1. We note your response to prior comment 5 where you indicate that you will undertake to provide additional disclosure about your methodology used to determine the fair value of your reporting units in future filings. To the extent a reporting unit is at risk of failing "step one" of paragraph 350-20-35-4 of the FASB Accounting Standards Codification because the fair value of the reporting unit is not substantially in excess of its carrying value, please also provide the following information in future filings:

- The percentage by which fair value exceeded carrying value as of the most recent step-one test;
- Amount of goodwill allocated to the reporting unit;
- Analysis of the degree of uncertainty associated with your assumptions, and
- A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if in your view your reporting units are not at risk we encourage you to disclose that fact.

Item 10.C. Material Contracts, page 79

2.   We note your response to prior comment 7 and we are unable to concur with your assertion that you need only summarize "material contracts entered into during the two years preceding the Filing."   Item 10.C of Form 20-F requires that you describe, consistent with the filing requirement, each material contract, not entered into in the ordinary course of business, under which you currently have performance obligations as well as any material, non-ordinary course contracts entered into not more than two years before the date of filing, though your performance obligations under those contracts may have terminated prior to the date of filing. Please therefore revise your filing to provide this information.

Item 19. Exhibits, page 91

3.   We note your response to prior comment 10 and we are unable to concur with your assertion that the Shareholders Agreement need not be filed because "the Company is not a party to it." Instruction 3 to the Exhibits to Form 20-F requires you to file any voting trust agreement as well as any amendments thereto. In addition, Instruction 4(b)(1) to the Exhibits requires you to file any material, non-ordinary course contract to which directors, officers and named shareholders are parties. Please file this agreement in an amendment to your Form 20-F or tell us why neither Instruction 3 nor 4(b)(1) is applicable to you.

*   *   *   *   *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

Please direct any questions to Ryan Houseal, Attorney Advisor, at (202) 551-3105 or, in his absence, to me at (202) 551- 3457. If you have additional questions, you may direct them to Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile: 617-338-2880
        Howard E. Berkenblit, Esq.
        Harvey E. Bines, Esq.
        Sullivan & Worcester LLP